United States securities and exchange commission logo





                            April 11, 2024

       Henry Liu
       Chief Executive Officer
       Lakeside Holding Limited
       1475 Thorndale Avenue, Suite A
       Itasca, Illinois 60143

                                                        Re: Lakeside Holding
Limited
                                                            Registration
Statement on Form S-1
                                                            Filed April 1, 2024
                                                            File No. 333-278416

       Dear Henry Liu:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Capitalization, page 37

   1.                                                   Please address the
following points:

                                                              Revise to
disclose amounts of underwriting discounts and commission and estimated offering expenses
and show how the amount of net proceeds is derived;

                                                              Tell us how you
derived the amount of $4,305 for additional paid-in capital presented under pro forma as
adjusted column.
       Dilution, page 38

   2. You disclose the same amounts for both historical and pro forma for net tangible book value and net tangible
book value per share as of as of December 31, 2023 which are $0.6 million and $0.10,
respectively. Please revise to explain what the pro forma entails.
 Henry Liu
FirstName   LastNameHenry
Lakeside Holding   Limited Liu
Comapany
April       NameLakeside Holding Limited
       11, 2024
April 211, 2024 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Steve Lo at 202-551-3394 or Shannon Buskirk at 202-551-3717 if you
have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Laura Nicholson at 202-551-3584 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:      Yang Ge, Esq.